Exhibit 99.1

May 19, 2016

To:	Holders of Anacor Pharmaceuticals, Inc.
2.00% Convertible Senior Notes due 2021 (CUSIP: 032420 AC5) and
2.00% Convertible Senior Notes due 2023 (CUSIP: 032420 AD3)

Wells Fargo Bank, National Association
as Trustee and Conversion Agent
333 S. Grand Ave., 5th floor, Suite 5A
Los Angeles, CA 90071
Attention: Anacor Pharmaceuticals Administrator

Re:	Specified Corporate Transaction Notice

Reference is hereby made to the Indenture, dated October 16, 2014 (the “2021 Notes Indenture”), between Anacor Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, a national banking association (the “Trustee”), relating to the Company’s 2.00% Convertible Senior Notes due 2021 (the “2021 Notes”), and the Indenture, dated April 6, 2016 (the “2023 Notes Indenture” and, together with the 2021 Notes Indenture, the “Indentures”), between the Company and the Trustee, relating to the Company’s 2.00% Convertible Senior Notes due 2023 (the “2023 Notes” and, together with the 2021 Notes, the “Notes”). Capitalized terms used in this notice without definition have the respective meanings ascribed to them in the Indentures. You may request a copy of the Indentures by calling the Company at (650) 543-7500 or mailing a request to the Company at 1020 East Meadow Circle, Palo Alto, CA 94303-4230, Attention: General Counsel. In addition, copies of the 2021 Notes Indenture and 2023 Notes Indenture were included as exhibits to the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2014 and April 6, 2016, respectively, which are available on the SEC’s website at www.sec.gov.

The Merger Agreement with Pfizer

On May 14, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pfizer Inc., a Delaware corporation (“Pfizer”), and Quattro Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pfizer (“Merger Sub”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Pfizer will cause Merger Sub to commence a cash tender offer (the “Offer”) within 13 business days following the date of the Merger Agreement to acquire all of the Company’s outstanding shares of common stock, par value $0.001 per share (the “Anacor Stock”), for $99.25 per share, net to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”). The Offer will remain open for a minimum of 20 business days from the date of commencement.

The obligation of Merger Sub to purchase shares of Anacor Stock tendered in the Offer is subject to customary closing conditions, including (i) shares of Anacor Stock having been validly tendered and not properly withdrawn that represent, together with the shares then owned by Pfizer and Merger Sub, at least a majority of the then-outstanding shares of Anacor Stock, (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer and the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any injunction or other order issued by a court of competent jurisdiction in the United States prohibiting the consummation of the Offer or the Merger and (iv) other customary conditions set forth in Annex I of the Merger Agreement. The consummation of the Offer is not subject to any financing condition.

As soon as practicable after (and in no event later than the business day following) the time at which shares of Anacor Stock are first accepted for payment and paid for under the Offer (the “Acceptance Time”), subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Pfizer (the “Merger”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional stockholder approvals.

At the effective time of the Merger (the “Effective Time”), each share of Anacor Stock (other than treasury shares held by the Company and any shares of Anacor Stock owned by Pfizer, Merger Sub or any person who is entitled to and properly demands statutory appraisal of his or her shares) will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any required withholding taxes.

On May 16, 2016, the Company caused to be filed with the SEC a Current Report on Form 8-K describing the terms of the Merger Agreement and attaching the Merger Agreement and a joint press release by the Company and Pfizer as exhibits, which is available on the SEC’s website at www.sec.gov.

SPECIFIED CORPORATE TRANSACTION NOTICE

In accordance with Section 4.01(b)(iv) of the Indentures, notice is hereby given that the Company has publicly announced a transaction or event that would, if consummated, constitute a Make-Whole Fundamental Change, Fundamental Change and Share Exchange Event. The filing of a Schedule TO by Pfizer and Merger Sub announcing that they have become the direct or indirect ultimate “beneficial owner” of Anacor Stock representing more than 50.0% of the voting power of the Company’s Common Equity (the “Final Schedule TO”) would constitute a Make-Whole Fundamental Change and Fundamental Change. The consummation of the Merger would constitute a Make-Whole Fundamental Change, Fundamental Change and Share Exchange Event. The delisting of the Anacor Stock from the Nasdaq Global Market following the Effective Time (the “Delisting”) would constitute a Make-Whole Fundamental Change and Fundamental Change.

Assuming that the Offer is commenced on June 2, 2016, which is the last day on which commencement is permitted to occur pursuant to the Merger Agreement, and all of the conditions to the Offer described in the Merger Agreement are satisfied on the last day of the initial 20 business day Offer period, the Final Schedule TO is expected to be filed on June 30, 2016 (the “Anticipated Effective Date”). The Anticipated Effective Date is based on various assumptions, and is therefore subject to change if, among other things, the Offer is commenced prior to, or, with the consent of the Company, after, June 2, 2016, or the Offer period is extended, in each case as provided in the Merger Agreement.

On or before the fifth Business Day after the filing of the Final Schedule TO, the Company will be required, pursuant to Section 3.02(a) of the Indentures, to provide a Fundamental Change Company Notice to the Holders of the Notes, the Trustee and the Paying Agent specifying, among other things, the Fundamental Change Purchase Date, which date will be not less than 20 Business Days or more than 35 Business Days following the date of the Fundamental Change Company Notice (the “Fundamental Change Purchase Date”). Also on or before the fifth Business Day after the filing of the Final Schedule TO, the Company will be required, pursuant to Section 4.06(e) of the Indentures, to notify the Holders of the Effective Date of the Make-Whole Fundamental Change and issue a press release announcing such Effective Date.

CONVERTIBILITY OF THE NOTES

Pursuant to Sections 4.01(a), 4.01(b)(iv), 4.02 and 4.03 of the Indentures, Holders may surrender Notes for conversion at any time during the period (the “Convertibility Period”) that:

•	begins on, and includes, the date of delivery of this notice; and

•	ends on, and includes, the Business Day immediately preceding the Fundamental Change Purchase Date.

The Conversion Rates in effect as of the date of this notice are:

•	32.2061 shares of Anacor Stock per $1,000 principal amount of the 2021 Notes; and

•	14.1201 shares of Anacor Stock per $1,000 principal amount of the 2023 Notes.

For purposes of Section 4.05 of the Indentures, no discretionary adjustment or voluntary adjustment to the Conversion Rates is expected to be made by the Company.

In accordance with Section 4.07 of the Indentures, the consummation of the Merger is expected to constitute a Share Exchange Event and, from and after the Effective Time, the Notes will be convertible solely into cash (the “Reference Property”), subject to the settlement provisions in the Indentures, and will no longer be potentially convertible into Anacor Stock. The amount of cash to be received per $1,000 principal amount of Notes will equal the applicable Conversion Rate multiplied by the Offer Price ($99.25).

The filing of the Final Schedule TO, the consummation of the Merger and the Delisting are all expected to constitute a Fundamental Change and Holders will have the right to require the Company to purchase their Notes pursuant to Article 3 of the Indentures.

The filing of the Final Schedule TO, the consummation of the Merger and the Delisting are all expected to constitute a Make-Whole Fundamental Change and the applicable Conversion Rate will, to the extent provided in such Section, be increased pursuant to Section 4.06 of the Indentures for Notes converted in connection with such Make-Whole Fundamental Change during the period (the “Make-Whole Convertibility Period”) that:

•	is expected to begin on, and include, the Anticipated Effective Date; and

•	will end on, and include, the Business Day immediately preceding the Fundamental Change Purchase Date.

In order to receive any such increased Conversion Rate, Holders must surrender their Notes for conversion during the Make-Whole Convertibility Period (i.e., not prior to the actual Effective Date of the Make-Whole Fundamental Change). No later than five Business Days after the actual Effective Date, the Company will deliver a Fundamental Change Company Notice to the Holders that will set forth details concerning the amount of any increase to the applicable Conversion Rate, the Effective Date and the Make-Whole Convertibility Period, and issue a press release announcing such Effective Date.

Payment of Conversion Value

Pursuant to Section 4.03 of the Indentures, the Company may elect to settle solely in cash, solely in shares of Anacor Stock (together with cash in lieu of any fractional share of Anacor Stock pursuant to Section 4.03(b)) or in a combination of cash and shares of Anacor Stock for any Notes surrendered for conversion before the consummation of the Merger, after which date the Company’s conversion obligation will be determined and paid to Holders in cash, pursuant to Section 4.06(b) of the Indentures.

Whenever a Conversion Date occurs with respect to a Note, the Conversion Agent will, as promptly as possible, and in no event later than the Open of Business on the Business Day immediately following such Conversion Date, deliver to the Company and the Trustee (if it is not then the Conversion Agent) notice that a Conversion Date has occurred, which notice will state such Conversion Date, the principal amount of Notes converted on such Conversion Date and the names of the Holders that converted Notes on such Conversion Date.

The Company will pay or deliver the cash, shares of Anacor Stock or combination of cash and shares of Anacor Stock, as the case may be, on the third Business Day following the relevant Conversion Date or the Observation Period with respect to the relevant Conversion Date, as the case may be.

CONVERSION PROCEDURES

Procedures for Conversion

A Holder may irrevocably exercise the option to convert a Note, or a portion thereof (which is such that the principal amount of the portion of the Note that will not be converted equals $1,000 or an integral multiple of $1,000 in excess thereof).

Pursuant to Section 4.02(g) of the Indentures, the Company will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of Anacor Stock, if any, upon conversion of a Note, unless the tax or duty is due because the Holder requests that any shares of Anacor Stock be issued in a name other than such Holder’s name, in which case the Holder will pay that tax or duty.

Unless shares of Anacor Stock issuable on conversion are to be issued in the same name as the registration of such Notes, any Notes surrendered for conversion must be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the Holder or its duly authorized attorney.

As described below and pursuant to Section 4.02 of the Indentures, the procedures to be followed by Holders to exercise the conversion privilege described in this notice depend on whether they hold Physical Notes or a beneficial interest in a Global Note.

Physical Notes

To convert a Note that is held in certificated form, the Holder must:

•	complete and manually sign a Conversion Notice (the form of which can be found as Attachment 1 to the Note) or a facsimile of the Conversion Notice;

•	deliver the Conversion Notice, which is irrevocable, and the Physical Note to the Conversion Agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	pay the amount of interest, if any, required pursuant to Section 4.02(f) of the Indentures (see “Interest Payments” below); and

•	pay any tax or duty required pursuant to Section 4.02(g) of the Indentures.

If any Physical Notes in a denomination greater than $1,000 are surrendered for partial conversion, the Company will execute and the Trustee will authenticate and deliver to the Holder of the Physical Notes so surrendered, without charge, new Physical Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Physical Notes.

Global Note

To convert a beneficial interest in a Global Note, the Holder must:

•	comply with the applicable rules and procedures of the Depository Trust Company (“DTC”) for converting a beneficial interest in a Global Note;

•	pay the amount of interest, if any, required pursuant to Section 4.02(f) of the Indentures (see “Interest Payments” below); and

•	pay any tax or duty required pursuant to Section 4.02(g) of the Indentures.

The Conversion Agent must be informed of the conversion in accordance with the customary practice of DTC. Upon the conversion of a beneficial interest in a Global Note, the Conversion Agent will make a notation in its records as to the reduction in the principal amount represented thereby.

Interest Payments

As set forth in Section 4.03(d) of the Indentures, except as provided below, no payment or adjustment will be made for accrued and unpaid interest on a converted Note, and any accrued and unpaid interest with respect to a converted Note will be deemed to be paid in full by the Company’s delivery or payment, as the case may be, of the consideration to be received by such Holder upon conversion.

If a Holder surrenders a Note for conversion after the Close of Business on October 1, 2016, the record date for the next payment of an installment of interest on the Notes, and prior to October 15, 2016, the related interest payment date, then, notwithstanding such conversion, the interest payable with respect to such Note on such interest payment date will be paid, on such interest payment date, to the Holder of record of such Note at the Close of Business on such record date. However, a Holder who surrenders the Note for conversion during this period must pay to the Conversion Agent, upon surrender of the Note, an amount equal to the interest payable on such interest payment date on the portion of the Note being converted, except (i) if the Company specifies a Fundamental Change Purchase Date that is after October 1, 2016 (or another Regular Record Date) and on or prior to the Business Day immediately following October 15, 2016 (or other corresponding Interest Payment Date) and the relevant Conversion Date occurs after October 1, 2016 (or another Regular Record Date) and on or prior to October 15, 2016 (or other corresponding Interest Payment Date) and (ii) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such Note.

The 2021 Notes and 2023 Notes each bear interest at an annual rate of 2.00%, payable semi-annually, computed on the basis of a 360-day year of twelve 30-day months. The interest payment dates for the Notes are April 15 and October 15 of each year, and the corresponding record dates are the immediately preceding April 1 and October 1, respectively.

CONVERSION AGENT

The Trustee is acting as the Conversion Agent, and the address and telephone number of the Trustee are as follows:

Wells Fargo Bank, National Association

as Trustee and Conversion Agent

625 Marquette Ave.

N9311-110 Minneapolis, MN 55402-2308

Attention: Barry D. Somrock

Phone: (612) 667-8485

TAXPAYER IDENTIFICATION INFORMATION

Each Holder converting Notes must provide such Holder’s correct Taxpayer Identification Number, which generally is such Holder’s Social Security Number or federal Employer Identification Number, and certain other information, on IRS Form W-9, which is attached hereto, or, alternatively, establish another basis for exemption from backup withholding. A Holder who is not a U.S. person may establish such Holder’s status as an exempt recipient by providing a properly completed IRS Form W-8BEN, Form W-8BEN-E, Form W-8ECI and/or Form W-8IMY (or other applicable form) attesting to such Holder’s non-U.S. status. Failure to provide the correct information on the applicable form may subject the Holder to a $50 penalty imposed by the Internal Revenue Service and tax backup withholding of 28% on the payments made to the Holder or to the payee with respect to Notes.

Holders should consult their tax advisor for further guidance regarding the completion of IRS Form W-9, IRS Form W-8BEN, or another version of IRS Form W-8 to claim exemption from backup withholding.

MISCELLANEOUS

Please refer to the Indentures for a more complete description of any potential increase to the applicable Conversion Rate for Notes converted during the Make-Whole Convertibility Period, the conversion procedure relating to the Notes, the consideration due upon a conversion of the Notes and when such consideration must be delivered by the Company. In the event of any conflicting information in this notice and the Indenture, the information in the Indenture will control. Holders of Notes should not assume that the information in this notice is accurate as of any date other than the date hereof. The Offer and Merger are subject to certain conditions in the Merger Agreement and there can be no assurance that such conditions will be satisfied, and consequently there can be no assurance that the Offer and Merger will be consummated on the Anticipated Effective Date, or at all.

The above-referenced CUSIP numbers are included solely for the convenience of the Holders of the Notes. No representation is made as to the correctness of such numbers either as included in this notice or as printed on the Notes.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The documents listed below (as they may be amended from time to time) contain important information about the Company and the Notes, and Holders should review these documents carefully before determining whether or not to convert their Notes as described in this notice or otherwise retain or dispose of their Notes:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016 (file no. 001-34973);

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016 (file no. 001-34973);

•	the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2016 (file no. 001-34973);

•	the description of the Anacor Stock contained in the Company’s Registration Statement on Form 8-A filed on November 16, 2010, and any amendment or report filed for the purpose of updating such description (file no. 001-34973); and

•	future filings the Company makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this notice.

For more information about the Offer and the Merger, Holders should review the tender offer statement on Schedule TO that will be filed by Pfizer and Merger Sub with the SEC, and the Company’s solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2016

In the event of conflicting information in the documents referred to above, the information in the latest-filed document should be considered correct. Holders should not assume that the information in this notice or any of the documents referred to above is accurate as of any date other than the date of the applicable document.

Anacor Pharmaceuticals, Inc.